UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

1Q-2018 RESULTS

Consolidated financial information audited by independent auditors, prepared in accordance with International Financial Reporting Standards - IFRS.

Rio de Janeiro – May 8th, 2018

▪	Results

Petrobras reported net income of R$ 6,961 million in the 1Q-2018, 56% higher than the 1Q-2017, determined by the following factors:

▪	Increase in Brent prices, which resulted in higher margins of oil exports;
▪	Higher profit with sales of oil products, as a result of the implemented pricing policy;
▪	Rise in margins and volumes in the natural gas sales;
▪	Gain of R$ 3,223 million on sale of the assets of Lapa, Iara and Carcará;
▪	Lower expenses with drillship idleness; and
▪	Reduction on general and administrative expenses.

In view of the net income presented in the quarter, the new Shareholders Remuneration Policy and also considering the leverage metric of the company, it was approved the anticipation of interest on own capital, in the amount of R$ 0.05 per share, both to ordinary and preferred shares.

Free Cash Flow * remained positive for the twelfth consecutive quarter, reaching R$ 12,993 million in 1Q-2018, down 3% from the previous year. This result was impacted by the payment of the first installment of Class Action and the hedge of part of the oil production.

Metric - Net Debt / Adjusted EBITDA

Gross debt decreased from R$ 361,483 million in December 2017 to R$ 340,979 million and net debt decreased from R$ 280,752 million to R$ 270,712 million. In U.S. dollars, the drop in net debt was from US$ 84,871 million to US$ 81,447 million, representing a reduction of 4%. In addition, liability management made it possible to increase the average maturity of the debt from 8.62 years to 9.26 years, with increase in the average interest rate from 6.1% to 6.2%.

Adjusted EBITDA* increased 2% in relation to 1Q-2017, to R$ 25,669 million due to increased sales margins Adjusted EBITDA margin was 34%.

The net debt to LTM Adjusted EBITDA* ratio reached 3.52 in March 2018, after having reached 3.67 as of December 2017. Leverage* decreased from 51% to 49% in the same period.

Excluding the Class Action effect, the net debt/LTM Adjusted EBITDA index would have reached 3.07.

Operating highlights

Petrobras' total crude and natural gas production in 1Q-2018 was 2,680 thousand barrels of oil equivalent per day (boed), of which 2,582 thousand boed in Brazil, 4% lower than in 1Q-2017, mainly reflecting the maintenance stoppages and divestment of Lapa.

Production of oil products in Brazil fell 7%, while the sale of oil products dropped 9% in relation to 1Q-2017, totaling 1,679 thousand barrels per day (bpd) and 1,768 thousand bpd, respectively. In relation to 4Q-2017, gasoline and diesel sales decreased due to lower demand, although there was a recovery of market share in diesel, because of the pricing policy implemented at the end of 2017. For the natural gas, there was an increase of 7% in sales volumes, compared to 1Q-2017.

The Company sustained the position of net exporter, with 507 thousand bpd of balance in 1Q-2018 (vs. 489 thousand bpd in 1Q-2017), due to the 38% decrease in imports.

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

e-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

*See definitions of Free Cash Flow, Adjusted EBITDA, Adjusted LTM EBITDA and Net debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, Adjusted LTM EBITDA and Net debt.

* Table 01 - Main Items and Consolidated Economic Indicators

	R$ million
	Jan-Mar
	2018	2017	2018 x 2017 (%)	4Q-2017	1Q18 X 4Q17 (%)
Sales revenues	74,461	68,365	9	76,512	(3)
Gross profit	26,773	23,786	13	25,203	6
Operating income (loss)	17,815	14,270	25	(1,414)	1360
Net finance income (expense)	(7,246)	(7,755)	7	(7,598)	5
Consolidated net income (loss) attributable to the shareholders of Petrobras	6,961	4,449	56	(5,477)	227
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.53	0.34	56	(0.41)	232
Market capitalization (Parent Company)	293,795	193,926	51	216,045	36
Adjusted EBITDA*	25,669	25,254	2	12,986	98
Adjusted EBITDA margin* (%)	34	37	(3)	17	17
Gross margin* (%)	36	35	1	33	3
Operating margin* (%)	24	21	3	(2)	26
Net margin* (%)	9	7	2	(7)	16
Total capital expenditures and investments	9,947	11,542	(14)	14,790	(22)
Exploration & Production	8,943	9,214	(3)	12,802	710
Refining, Transportation and Marketing	589	808	(27)	1,104	3
Gas & Power	212	1,334	(84)	574	83
Distribution	84	71	18	116	(28)
Biofuel	20	18	11	62	(68)
Corporate	100	100	−	132	(24)

Average commercial selling rate for U.S. dollar	3.24	3.15	3	3.25	−
Period-end commercial selling rate for U.S. dollar	3.32	3.17	5	3.31	−
Variation of the period-end commercial selling rate for U.S. dollar (%)	0.5	(2.8)	3	4.4	(4)
Domestic basic oil products price (R$/bbl)	255.61	227.62	12	246.29	4
Brent crude (R$/bbl)	216.51	169.05	28	199.48	9
Brent crude (US$/bbl)	66.76	53.78	24	61.39	9
Domestic Sales Price
Crude oil (U.S. dollars/bbl)	62.27	50.70	23	55.82	12
Natural gas (U.S. dollars/bbl)	40.10	36.18	11	38.72	4
International Sales price
Crude oil (U.S. dollars/bbl)	60.18	46.21	30	54.04	11
Natural gas (U.S. dollars/bbl)	25.01	19.73	27	22.23	13
Total sales volume (Mbbl/d)
Diesel	668	702	(5)	692	(3)
Gasoline	468	539	(13)	501	(7)
Fuel oil	49	56	(13)	68	(28)
Naphtha	97	165	(41)	113	(14)
LPG	218	224	(3)	230	(5)
Jet fuel	107	101	6	105	2
Others	161	164	(2)	176	(9)
Total oil products	1,768	1,951	(9)	1,885	(6)
Ethanol, nitrogen fertilizers, renewables and other products	63	99	(36)	121	(48)
Natural gas	340	319	7	386	(12)
Total domestic market	2,171	2,369	(8)	2,392	(9)
Crude oil, oil products and others exports	688	782	(12)	550	25
International sales	269	242	11	246	9
Total international market	957	1,024	(7)	796	20
Total	3,128	3,393	(8)	3,188	(2)

* See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the respective reconciliation in Reconciliation of Adjusted EBITDA.

1Q-2018 x 1Q-2017 Results*:

Net income was 56% higher, due, in large part, to Brent appreciation, which resulted in improvement of exports margins. In addition, the pricing policy contributed to an increase in sales margins for oil products. There was also rise in volume and margins in natural gas sales. Those factors were partially offset by decrease in sales volume in Brazil (mainly gasoline, due to higher ethanol penetration), and by the drop in crude oil exports, driven by lower oil production. Also contributed to the result the gains from the sale of Lapa, Iara and Carcará assets.

On the other hand, higher Brent prices led to higher production taxes and selling expenses rose as a result of the sale of NTS in 2Q17, that led to tariff payment for the use of the gas pipeline. There was also negative variation of the market value of commodities put options related to the hedge of part of crude oil production.

Adjusted EBITDA increased 2% because of the rise in oil products and exports sales margin.

Free Cash Flow decreased 3%, due to the reduction in operating generation, mainly due to the payment of the first tranche of Class Action and to the premium for contracting put options to protect the price of part of the oil production.

1Q-2018 x 1Q-2017 Results**:

Net income of R$ 6,961 million, compared to a loss of R$ 5,477 million in 4Q-2017, reflected the higher margins of exports and of sales of oil products and natural gas in the domestic market, due to the appreciation of the Brent prices, gains on disposal of assets and the absence of special items that impacted the previous result. There was a reduction in the demand for oil products in the country and a consequent reduction in sales volume, despite the recovery of the diesel market share in the quarter.

Adjusted EBITDA totaled R$ 25,669 million, an increase of 98% in comparison with R$ 12,986 million in 4Q-2017, due to higher sales margins and the absence of special items.

Free Cash Flow reached R$ 12,993 million, a rise of 97%, reflecting the increase in cash generation due to higher margins of crude oil exports and of oil products and natural gas sales, combined with the reduction of investments.

* Additional information about operating results of 1Q-2018 x 1Q-2017, see item 6.

** Additional information related to operating results 1Q-2018 x 4Q-2017, see item 7

Table 02 - Exploration & Production Main Indicators

	R$ million
	Jan-Mar
	2018	2017	2018 x 2017 (%)	4Q-2017	1Q18 X 4Q17 (%)
Sales revenues	40,708	33,251	22	37,154	10
Brazil	39,879	32,489	23	36,244	10
Abroad	829	762	9	910	(9)
Gross profit	16,620	11,821	41	13,213	26
Brazil	16,203	11,529	41	12,755	27
Abroad	417	292	43	458	(9)
Operating expenses	850	(1,933)	144	(3,019)	128
Brazil	1,017	(1,810)	156	(2,235)	146
Abroad	(167)	(123)	(36)	(784)	79
Operating income (loss)	17,470	9,888	77	10,194	71
Brazil	17,220	9,718	77	10,520	64
Abroad	250	170	47	(326)	177
Net income (loss) attributable to the shareholders of Petrobras	11,536	6,500	77	6,828	69
Brazil	11,369	6,355	79	6,870	65
Abroad	167	145	15	(42)	498
Adjusted EBITDA of the segment*	22,659	17,830	27	17,867	27
Brazil	22,137	17,363	27	17,525	26
Abroad	522	467	12	342	53
EBITDA margin of the segment (%)*	56	54	2	48	8

Capital expenditures of the segment	8,943	9,214	(3)	12,802	(30)

Average Brent crude (R$/bbl)	216.51	169.05	28	199.48	9
Average Brent crude (US$/bbl)	66.76	53.78	24	61.39	9

Sales price - Brazil
Crude oil (US$/bbl)	62.27	50.70	23	55.82	12
Sales price - Abroad
Crude oil (US$/bbl)	60.18	46.21	30	54.04	11
Natural gas (US$/bbl)	25.01	19.73	27	22.23	13

Crude oil and NGL production (Mbbl/d)	2,146	2,248	(5)	2,201	(2)
Brazil	2,085	2,182	(4)	2,140	(3)
Abroad	40	42	(5)	40	−
Non-consolidated production abroad	21	24	(13)	21	−
Natural gas production (Mbbl/d)	534	557	(4)	536	−
Brazil	497	501	(1)	496	−
Abroad	37	56	(34)	40	(8)
Total production	2,680	2,805	(4)	2,737	(2)

Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.51	10.83	6	11.28	2
including production taxes	23.58	20.38	16	22.02	7

Lifting cost - Brazil (R$/barrel)
excluding production taxes	37.15	33.65	10	36.42	2
including production taxes	76.26	62.73	22	71.88	6

Lifting cost – Abroad without production taxes (US$/barrel)	4.91	4.56	8	7.01	(30)

Production taxes - Brazil	7,967	6,202	28	7,563	5
Royalties	3,707	3,122	19	3,636	2
Special participation charges	4,215	3,033	39	3,882	9
Retention of areas	45	47	(4)	45	−
Production taxes - Abroad	17	31	(45)	14	21

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT

EXPLORATION & PRODUCTION

1Q-2018 x 1Q-2017	1Q-2018 x 4Q-2017

Results

The growth in operating income reflects the increase in Brent prices, as well as the gains realized from the sale of Lapa, Iara and Carcará assets, which were partially offset by a reduction in production and an increase in production taxes.

Operating income increased due to higher oil prices, as well as to the gain with sales of Lapa, Iara and Carcará assets, mainly offset by reduction in production, by increase in production taxes and by the positive result with abandonment in the prior quarter.

Operating Results

Production

The production of crude oil, NGL and natural gas decreased compared to the same period of the previous year, mainly due to the end of the Buzios Early Production System, the maintenance stoppage at the FPSO Capixaba, the sale of Lapa field and the stop of production of wells on P-25.

Crude oil, NGL and natural gas production decreased compared to the previous quarter, mainly due to the end of the Itapu Anticipated Production System, the maintenance stoppage at FPSO Capixaba and the sale of the Lapa field.

Lifting Cost

The indicator increased mainly due to the reduction of production and the greater realization of wells interventions.

In addition, we had higher production taxes as a result of the increase in international oil prices.

The indicator increased due to the reduction of production, partially offset by the optimization of the expenses with interventions in wells.

In addition, we had higher production taxes as a result of the increase in international oil prices.

*Table 03 - Refining, Transportation and Marketing Main Indicators

	R$ million
	Jan-Mar
	2018	2017	2018 x 2017 (%)	4Q-2017	1Q18 X 4Q17 (%)
Sales revenues	55,329	53,929	3	56,221	(2)
Brazil (includes trading operations abroad)	57,400	54,898	5	58,025	(1)
Abroad	2,358	963	145	2,350	−
Eliminations	(4,429)	(1,932)	(129)	(4,154)	(7)
Gross profit	6,172	7,378	(16)	9,300	(34)
Brazil	6,202	7,427	(16)	9,166	(32)
Abroad	(30)	(49)	39	134	(122)
Operating expenses	(2,368)	(2,122)	(12)	(4,727)	50
Brazil	(2,343)	(2,064)	(14)	(4,476)	48
Abroad	(25)	(58)	57	(251)	90
Operating income (loss)	3,804	5,256	(28)	4,573	(17)
Brazil	3,859	5,363	(28)	4,689	(18)
Abroad	(55)	(107)	49	(116)	53
Net income (loss) attributable to the shareholders of Petrobras	3,056	4,060	(25)	3,337	(8)
Brazil	3,092	4,131	(25)	3,413	(9)
Abroad	(36)	(71)	49	(76)	53
Adjusted EBITDA of the segment*	5,860	7,223	(19)	8,785	(33)
Brazil	5,866	7,288	(20)	8,624	(32)
Abroad	(6)	(65)	91	161	(104)
EBITDA margin of the segment (%)*	11	13	(3)	16	(5)
Capital expenditures of the segment	589	808	(27)	1,104	(47)
Domestic basic oil products price (R$/bbl)	255.61	227.62	12	246.29	4
Imports (Mbbl/d)	179	290	(38)	263	(32)
Crude oil import	82	93	(12)	141	(42)
Diesel import	−	−	-	3	-
Gasoline import	3	13	(77)	10	(70)
Other oil product import	94	184	(49)	109	(14)
Exports (Mbbl/d)	686	779	(12)	550	25
Crude oil export	496	609	(19)	398	25
Oil product export	190	170	12	152	25
Exports (imports), net	507	489	4	287	77
Refining Operations - Brazil (Mbbl/d)
Oil products output	1,679	1,811	(7)	1,795	(6)
Reference feedstock	2,176	2,176	−	2,176	−
Refining plants utilization factor (%)	72	77	(5)	77	(5)
Processed feedstock (excluding NGL)	1,569	1,681	(7)	1,683	(7)
Processed feedstock	1,623	1,725	(6)	1,739	(7)
Domestic crude oil as % of total processed feedstock	94	95	(1)	92	2
Refining Operations - Abroad (Mbbl/d)
Total processed feedstock	109	56	95	115	(5)
Oil products output	102	59	73	113	(10)
Reference feedstock	100	100	−	100	−
Refining plants utilization factor (%)	101	55	46	109	(8)
Refining cost - Brazil
Refining cost (US$/barrel)	2.96	3.04	(3)	2.76	7
Refining cost (R$/barrel)	9.58	9.49	1	8.98	7
Refining cost - Abroad (US$/barrel)	4.55	5.22	(13)	3.92	16
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	586	648	(10)	597	(2)
Gasoline	396	469	(16)	433	(9)
Fuel oil	50	57	(13)	77	(35)
Naphtha	97	165	(41)	113	(14)
LPG	217	223	(3)	230	(5)
Jet fuel	122	114	7	119	3
Others	179	184	(3)	193	(8)
Total domestic oil products (mbbl/d)	1,648	1,860	(11)	1,762	(7)

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING

1Q-2018 x 1Q-2017	1Q-2018 x 4Q-2017

Results

Operating income decreased mainly due to reduction of margins, mainly of diesel and gasoline, due to higher cost of crude oil, as well as reduction in oil products sales volume in the domestic market (mainly gasoline, due to higher ethanol penetration) .

The reduction in operating income is due to the lower sales volume of gasoline and diesel in the domestic market, as a result of the drop in total demand, despite the recovery of diesel market share in the quarter, and the appreciation of Brent, which increased the cost of crude oil.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports decreased because of lower production.

Improved net exports of oil products is due to lower imports of naphtha and gasoline and the increase in diesel exports, as a result of the reduction of sales in the domestic market.

Net crude oil exports increased because of inventory realization formed in the prior quarter and of the lower imported volumes.

The improvement in the net export balance of oil products was due to the increase in the volume of diesel and fuel oil due to the reduction in domestic demand, as well as lower imports.

Refining Operations

Processed feedstock was lower, mainly due to increase in imports by third parties and, in the case of gasoline, to lost of market to ethanol.	The processed feedstock was lower, mainly due to the reduction of the total demand of oil products in Brazil.

Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock.	Refining cost was higher mainly reflecting a decrease in processed feedstock.

Table 04 - Gas & Power Main Indicators

	R$ million
	Jan-Mar
	2018	2017	2018 x 2017 (%)	4Q-2017	1Q18 X 4Q17 (%)
Sales revenues	9,198	7,703	19	11,456	(20)
Brazil	9,172	7,681	19	11,420	(20)
Abroad	26	22	18	36	(28)
Gross profit	3,365	2,443	38	3,562	(6)
Brazil	3,361	2,436	38	3,542	(5)
Abroad	4	7	(43)	20	(80)
Operating expenses	(2,574)	(888)	(190)	(3,804)	32
Brazil	(2,564)	(879)	(192)	(3,688)	30
Abroad	(10)	(9)	(11)	(116)	91
Operating income (loss)	791	1,555	(49)	(242)	427
Brazil	797	1,557	(49)	(146)	646
Abroad	(6)	(2)	(200)	(96)	94
Net income (loss) attributable to the shareholders of Petrobras	481	1,021	(53)	(176)	373
Brazil	498	1,003	(50)	(135)	469
Abroad	(17)	18	(194)	(41)	59
Adjusted EBITDA of the segment*	1,316	2,256	(42)	1,757	(25)
Brazil	1,320	2,256	(41)	1,743	(24)
Abroad	(4)	−	-	14	(129)
EBITDA margin of the segment (%)*	14	29	(15)	15	(1)

Capital expenditures of the segment	212	1,334	(84)	574	(63)

Physical and financial indicators - Brazil
Electricity sales (Free contracting market - ACL) - average MW	903	759	19	776	16
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)	3,058	(9)
Generation of electricity - average MW	1,966	2,017	(3)	3,863	(49)
Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh	186	156	19	398	(53)
Avaliability of Brazilian natural gas (Mbbl/d)	324	330	(2)	346	(6)
LNG imports (Mbbl/d)	151	16	844	34	344
Natural gas imports (Mbbl/d)	140	118	19	161	(13)

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

GAS & POWER

1Q-2018 x 1Q-2017	1Q-2018 x 4Q-2017

Results

The higher gross profit was due to the increase in volume and natural gas sales prices.

Operating income was lower due to the increase in selling expenses resulting from the payment of tariffs for the use of the pipeline after the sale of NTS in 2Q-2017 and the expected credit losses, mainly with the electricity sector.

The reversal of operating loss in operating income was due to lower asset impairment, reduced purchases of Bolivian natural gas and lower regasification of LNG, despite the decrease in the generation of thermoelectric energy in the period.

Operating Performance

Physical and Financial Indicators

There were higher imports of LNG and natural gas from Bolivia due to the increase in sales to the thermoelectric and non-thermoelectric segments.

The thermoelectric generation remained stable. Mild temperatures contributed to the decrease of the dispatch for electric reason while the higher difference settlement price influenced the increase in merit generation

Lower imports of Bolivian natural gas and reduced LNG regasification due to drop in demand from the thermoelectric segment.

In the Regulated Contracting Environment (ACR), contracts were closed. The increase in energy sales in the Free Contracting Environment (ACL) was due to the seasonality of contracts and additional sales.

Favorable hydrologic conditions in the beginning of the humid period and higher offer of energy by Belo Monte hydroelectric plant reduced the difference settlement price, contributing to the reduction in thermoelectric dispatch.

Table 05 - Distribution Main Indicators

	R$ million
	Jan-Mar
	2018	2017	2018 x 2017 (%)	4Q-2017	1Q18 X 4Q17 (%)
Sales revenues	23,416	20,912	12	24,136	(3)
Brazil	22,241	19,840	12	22,973	(3)
Abroad	1,175	1,072	10	1,163	1
Gross profit	1,571	1,543	2	1,862	(16)
Brazil	1,480	1,452	2	1,770	(16)
Abroad	91	91	−	92	(1)
Operating expenses	(1,029)	(985)	(4)	(1,145)	10
Brazil	(969)	(932)	(4)	(1,054)	8
Abroad	(60)	(53)	(13)	(91)	34
Operating income (loss)	542	558	(3)	717	(24)
Brazil	511	520	(2)	716	(29)
Abroad	31	38	(18)	1	3000
Net income (loss) attributable to the shareholders of Petrobras	271	369	(27)	452	(40)
Brazil	251	344	(27)	443	(43)
Abroad	20	25	(20)	9	122
Adjusted EBITDA of the segment*	660	679	(3)	881	(25)
Brazil	616	629	(2)	866	(29)
Abroad	44	50	(12)	15	193
EBITDA margin of the segment (%)*	3	3	−	4	−

Capital expenditures of the segment	84	71	19	116	(28)

Sales Volumes - Brazil (Mbbl/d)
Diesel	288	285	1	291	(1)
Gasoline	170	190	(12)	179	(5)
Fuel oil	38	45	(16)	61	(38)
Jet fuel	54	53	2	53	2
Others	75	85	(12)	85	(12)
Total domestic oil products	625	658	(5)	669	(7)

*

* See definition of Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

1Q-2018 x 1Q-2017	1Q-2018 x 4Q-2017

Results

Gross profit increased due to the increase in the average margins as a result of the economic activity improvement in Brazil, which was, however, still not totally reflected in the sales volumes gains. Operating income reduced as a reflection of the provisioning for expenses with the 2016 voluntary separation plan, which was resumed.

Gross profit decreased due to the reduction of sales margins, associated to the lower sales volume, as a result of the segment seasonality. Operating income also decreased, mainly because of the drop in gross profit, partially offset by lower operating expenses.

Liquidity and Capital Resources

Table 06 - Liquidity and Capital Resources

	R$ million
	Jan-Mar
	2018	2017	4Q-2017
Adjusted cash and cash equivalents* at the beginning of period	80,731	71,664	80,175
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(6,237)	(2,556)	(5,744)
Cash and cash equivalents at the beginning of period	74,494	69,108	74,431
Net cash provided by (used in) operating activities	22,218	23,225	19,567
Net cash provided by (used in) investing activities	638	(8,262)	(12,308)
Capital expenditures, investments in investees and dividends received	(9,225)	(9,857)	(12,959)
Proceeds from disposal of assets (divestment)	7,502	1,873	449
Investments in marketable securities	2,361	(278)	202
(=) Net cash provided by operating and investing activities	22,856	14,963	7,259
Net financings	(30,607)	(21,230)	(14,975)
Proceeds from long-term financing	19,258	13,028	14,385
Repayments	(49,865)	(34,258)	(29,360)
Dividends paid to non- controlling interest	−	−	(59)
Acquisition of non-controlling interest	121	(130)	263
Proceeds from sale of interest without loss of control	−	−	4,906
Effect of exchange rate changes on cash and cash equivalents	(502)	(1,837)	2,669
Cash and cash equivalents at the end of period	66,362	60,874	74,494
Government bonds and time deposits with maturities of more than 3 months at the end of period	3,905	2,909	6,237
Adjusted cash and cash equivalents* at the end of period	70,267	63,783	80,731

Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	22,218	23,225	19,567
Capital expenditures, investments in investees and dividends received	(9,225)	(9,857)	(12,959)
Free cash flow*	12,993	13,368	6,608

As of March 31, 2018, the balance of cash and cash equivalents was R$ 66,362 million and the balance of adjusted cash and cash equivalents was R$ 70,267 million. The funds provided by net cash of operating activities of R$ 22,218 million, funding of R$ 19,258 million, receipts from the sale of assets of R$ 7,502 million were allocated to comply with debt service and financing of investments in the business areas.

The funds provided by net cash of operating activities was R$ 22,218 million, down 4% from the previous year due to the payment of the first tranche of the Class Action agreement and the premium for the contracting of put options to protect the price of part of the oil production, partially offset by higher margins in the domestic market and exports.

Capital expenditures totaled R$ 9,225 million in 1Q-2018, a decrease of 6% compared to 1Q-2017, being 96% in E&P business segment.

Free Cash Flow* was positive for the twelfth quarter in a row, amounting to R$ 12,993 million in 1Q-2018, 3% lower than 1Q-2017.

In 1Q-2018, the company raised R$ 19,258 million, of which: (i) the offering of global notes in the international capital markets (maturities in 2029) amounting to R$ 6,359 million (US$ 1,962 million); and (ii) funding in the national and international banking market, with an average term of 6.5 years, in the total amount of R$ 12,726 million.

In addition, the Company settled several loans and financing in the total amount of R$ 49,865 million, of which: (i) the repurchase and / or redemption of R$ 19,047 million (US$ 5,833 million) of global notes in the international capital market, with maturities between 2019 and 2021 with the payment of premium to the holders of securities that delivered their securities in the operation in the amount of R$ 1,360 million; (ii) the prepayment of R$ 20,407 million of loans in the domestic and international banking market; and (iii) prepayment of R$ 793 million of financing from the BNDES.

Repayments of principal and interest totaled R$ 49,865 million in 1Q-2018 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in R$ million, below:

Table 07 - Nominal cash flow including principal and interest payments

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	03.31.2018	12.31.2017
Principal	7,424	9,737	27,716	29,250	59,846	210,161	344,134	365,632
Interest	14,633	19,550	18,579	17,066	14,855	119,680	204,363	200,887
Total	22,057	29,287	46,295	46,316	74,701	329,841	548,497	566,519

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net debt and definition of Adjusted Cash and Cash Equivalents and Free Cash Flow in glossary.

Consolidated debt

Gross debt in Brazilian Reais decreased by 6% when compared to December 31, 2017, mainly as a result repayments of principal and interest, net debt decreased 4% and the average maturity of the debt was 9.26 years (8.62 years as of December 31, 2017). The average interest rate increased from 6,1% in December 31, 2017 to 6,2% in March, 2018.

Current debt and non-current debt include finance lease obligations of R$ 85 million and R$ 670 million as of December 31, 2017, respectively (R$ 84 million and R$ 675 million on December 31, 2017).

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.67 as of December 31, 2017 to 3.52 as of March 31, 2018 due to asset sales and free cash flow.

Table 08 - Consolidated debt in reais

	R$ million
	03.31.2018	12.31.2017	Δ%
Current debt	15,474	23,244	(33)
Non-current debt	325,505	338,239	(4)
Total	340,979	361,483	(6)
Cash and cash equivalents	66,362	74,494	(11)
Government securities and time deposits (maturity of more than 3 months)	3,905	6,237	(37)
Adjusted cash and cash equivalents*	70,267	80,731	(13)
Net debt*	270,712	280,752	(4)
Net debt/(net debt+shareholders' equity) - Leverage	49%	51%	(2)
Total net liabilities*	753,886	750,784	−
(Net third parties capital / total net liabilities)	63%	64%	(1)
Net debt/LTM Adjusted EBITDA ratio*	3.52	3.67	(4)
Average interest rate (% p.a.)	6.2	6.1	1
Net debt/LTM Operating Cash Flow ratio*	3.17	3.25	(2)

Table 09 - Consolidated debt in dollar

	U.S.$ million
	03.31.2018	12.31.2017	Δ%
Current debt	4,656	7,026	(34)
Non-current debt	97,932	102,249	(4)
Total	102,588	109,275	(6)
Net debt	81,447	84,871	(4)
Weighted average maturity of outstanding debt (years)	9.26	8.62	0.64

*

Table 10 - Consolidated debt by rate, currency and maturity

	R$ million
	03.31.2018	12.31.2017	Δ%
Summarized information on financing
By rate
Floating rate debt	167,345	176,943	(5)
Fixed rate debt	172,879	183,781	(6)
Total	340,224	360,724	(6)
By currency
Brazilian Real	69,004	71,129	(3)
US Dollars	249,017	263,614	(6)
Euro	13,690	17,773	(23)
Other currencies	8,513	8,208	4
Total	340,224	360,724	(6)
By maturity
2018	12,308	23,160	(47)
2019	9,330	21,423	(56)
2020	27,196	31,896	(15)
2021	28,756	42,168	(32)
2022	59,694	59,594	−
2023 years on	202,940	182,483	11
Total	340,224	360,724	(6)

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, Adjusted EBITDA, OCF and Leverage in glossary and reconciliation in Reconciliation of LTM Adjusted EBITDA and LTM OCF.

ADDITIONAL INFORMATION

1.Reconciliation of Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization). Petrobras presents the EBITDA according to Instrução CVM nº 527 of October 4, 2012, adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

The LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, which is established in the Business Plan 2018-2022, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. These measures must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance and financial conditions.

Table 11 - Reconciliation of Adjusted EBITDA

	R$ million
	Jan-Mar
	2018	2017	2017 X 2016 (%)	4Q-2017	1Q18 X 4Q17 (%)
Net income (loss)	7,125	4,807	48	(5,372)	233
Net finance income (expense)	7,246	7,755	(7)	7,598	(5)
Income taxes	3,955	2,320	70	(3,156)	225
Depreciation, depletion and amortization	11,057	10,766	3	10,445	6
EBITDA	29,383	25,648	15	9,515	209
Share of earnings in equity-accounted investments	(511)	(612)	17	(484)	(6)
Impairment losses / (reversals)	58	(21)	376	3,511	(98)
Realization of cumulative translation adjustment	−	116	(100)	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(3,261)	123	(2,751)	444	(834)
Adjusted EBITDA	25,669	25,254	2	12,986	98
Adjusted EBITDA margin (%)	34	37	(3)	17	17

2.Reconciliation of Operating Cash Flow

Table 12 - Reconciliation of OCF

	R$ million
	Last Twelve Months
	03.31.2018	31.12.2017

Net income (loss)	2,695	377
Net finance income (expense)	31,090	31,599
Income taxes	7,432	5,797
Depreciation, depletion and amortization	42,769	42,478
EBITDA	83,986	80,251
Share of earnings in equity-accounted investments	(2,048)	(2,149)
Impairment losses / (reversals)	3,941	3,862
Realization of cumulative translation adjustment	−	116
Gains/ losses on disposal/ write-offs of non-current assets	(8,907)	(5,523)
Adjusted EBITDA	76,972	76,557
Income Tax	(7,432)	(5,797)
Allowance of impairment of other receivables	2,720	2,271
Change in Accounts receivables	(2,843)	(3,140)
Change in inventory	(3,486)	(1,130)
Change in suppliers	1,773	(160)
Change in deferred income tax, social contribution	591	1,452
Change in tax and contributions	7,339	6,911
Others	9,826	9,503
Funds generated by operating activities (OCF)	85,460	86,467

*

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

3.Impact of our Cash Flow Hedge policy

Table 13 - Impact of our Cash Flow Hedge policy

	R$ million
	Jan-Mar
	2018	2017	2018 x 2017 (%)	4Q-2017	1Q18 X 4Q17 (%)
Total inflation indexation and foreign exchange variation	(935)	5,151	(118)	(7,514)	88
Deferred Foreign Exchange Variation recognized in Shareholders' Equity	1,099	(5,459)	120	7,564	(85)
Reclassification from Shareholders’ Equity to the Statement of Income	(2,661)	(2,435)	(9)	(2,692)	1
Net Inflation indexation and foreign exchange variation	(2,497)	(2,743)	9	(2,642)	5

The reclassification of foreign exchange variation expense from Shareholders’ Equity to the Income Statement in the 1Q-2018 was R$ 2,661 million, a reduction of 9% compared to 1Q-2017 due to the exchange rate.

The small reduction in the reclassification of expenses with foreign exchange variation in Shareholders’ Equity for the 1Q-2018 result (R$ 2,661 million) in relation to the prior quarter (R$ 2,692 million), reflecting the exports done, protected by debts in dollars, with lower spread of foreign exchange (R$/US$) between initial dates of the designations and the actual exports dates.

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the income statement may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2018-2022 Business and Management Plan (Plano de Negócios e Gestão – PNG), no reclassification adjustment from equity to the income statement would occur.

The expected annual realization of the foreign exchange variation balance in shareholders’ equity, on March 31, 2017, is set out below:

Table 14 - Expectation of exports volumes realization

	Consolidated

	2018	2019	2020	2021	2022	2023	2024	2025 a 2027	Total

Expected realization	(7,954)	(7,348)	(6,042)	(5,268)	(5,991)	(2,980)	(525)	7,606	(28,502)

ADDITIONAL INFORMATION

4.Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main gross exposures are the Brazilian Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of hedge accounting to hedge highly probable future exports.

The Company designates hedging relationships between exports and its long-term debt obligations (denominated in U.S. dollars) to, simultaneously, recognize the effects of the existing natural foreign exchange hedge between those operations in its financial statements. Through the extension of the hedge accounting practice, foreign exchange gains or losses, generated by foreign exchange variation, are recognized in our shareholders’ equity and will only affect the statement of income at the moment of future exports realization.

During 2017, Petrobras, through its affiliate Petrobras Global Trading B.V. (PGT), made a cross currency swap derivative, aiming to protect the exposure to pounds against U.S. dollar, in view of the bond with notional value of GBP 700 million and GBP 600 million with maturity to December, 2026 and 2034 respectively. The Company does not have the intention to liquidate those transactions before the maturity date.

In 1Q-2018 , Petrobras Global Finance B.V.(PGF) rebought bonds denominated in dollars and in euro in the amounts of USS 7,639 million and EUR 366 million, respectively

The balances of assets and liabilities in foreign currency of our foreign subsidiaries are not included in our foreign exchange rate variation exposure below when transacted in a currency equivalent to their respective functional currencies.

As of March 31, 2018, the Company had a net liability exposure to foreign exchange rates, of which the main exposure is the relationship between the U.S. dollar and the euro.

Table 15 - Assets and Liabilities subject to exchange variation

ITEMS	R$ million
	03.31.2018	12.31.2017
Assets	47,144	44,013
Liabilities	(265,648)	(261,358)
Hedge Accounting	196,619	193,189
Cross Currency Swap	6,058	5,813
Total	(15,827)	(18,343)

Table 16 - Assets and Liabilities subject to exchange variation by currency

BY CURRENCY	R$ million
	03.31.2018	12.31.2017

Real/ U.S. Dollars	(4,441)	(4,208)
Real/ Euro	44	(76)
Real/ Pound Sterling	(79)	(69)
U.S. Dollars/ Yen	(335)	(316)
U.S. Dollars/ Euro	(11,656)	(14,172)
U.S. Dollars/ Pound Sterling*	640	498
Total	(15,827)	(18,343)

Table 17 - Foreign exchange and inflation indexation charges

	R$ million
	Jan-Mar
Foreign exchange and inflation indexation charges	2018	2017	2018 x 2017 (%)	4Q-2017	1Q18 X 4Q17 (%)
Foreign exchange variation Dollar x Euro	(357)	(297)	(20)	(216)	(65)
Foreign exchange variation Real x Dollar	174	(199)	187	(202)	186
Foreign exchange variation Dollar x Pound Sterling	157	(64)	345	117	34
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(2,661)	(2,435)	(9)	(2,692)	1
Foreign exchange variation Real x Euro	(1)	(1)	−	(12)	92
Others	191	253	(25)	363	(47)
Net Inflation indexation and foreign exchange variation	(2,497)	(2,743)	9	(2,642)	5

ADDITIONAL INFORMATION

5.	Special Items

Table 18 – Special itens

R$ million
For the first quarter of
2018	2017		Items of Income Statement	4Q-2017

3,261	(123)	Gains (losses) on Disposal of Assets*	Other income (expenses)	(444)
(23)	275	Voluntary Separation Incentive Plan – PIDV	Other income (expenses)	1
1	−	Refundt of values - "Lava Jato" Operation	Other income (expenses)	660
−	−	Returned/abandoned areas		1,093
−	(116)	Cumulative translation adjustment - CTA	Other income (expenses)	−
(80)	−	State Tax Amnesty Program**	Other taxes	(199)
(408)	109	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(374)
(64)	(42)	Impairment of assets and investments	Several	(3,522)
−	−	Provision for Class Action agreement	Other income (expenses)	(11,198)
(261)	(645)	(Losses)/ Gains with judicial contingencies	Other income (expenses)	412
−	−	Federal Debt Settlement Programs	Share of earnings in equity- acconted investments	(1,015)
286	−	Revenue with a contractual penalty for the non-realization of the sale of Liquigás	Other income (expenses)	−
2,712	(542)	Total		(14,586)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(58)	21	Impairment		(3,511)
(6)	(63)	Share of earnings in equity-accounted investments		(11)
(64)	(42)	Impairment of assets and investments		(3,522)

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

* **

* Lapa, Iara and Carcará assets (R$ 3,223 million).
** In 1Q-2018, Petrobras joined the state and amnesty programs of ICMS debits ( Rio Grande do Norte and Tocantins).

ADDITIONAL INFORMATION

6. Results 1Q-2018 compared to 1Q-2017:

Sales revenues of R$ 74,461 million, an R$ 6,096 million increase when compared to 1Q-2017, due to:

•	increase in revenues in the domestic market (R$ 2,441 million), reflecting:
✓

higher oil products prices, mainly diesel (R$ 1,949 million), gasoline (R$ 1,361 million) and LPG (R $ 1,189 million), reflecting the price readjustments, and other oil products (R$ 1,486 million) in line with the increase in international prices;

✓	higher natural gas revenues (R$ 1,012 million), due to higher sales volumes, at higher prices;
✓	lower volume of sales of oil products (R$ 3,863 million), especially:
o	gasoline (R$ 1,792 million), reflecting the loss of participation in ethanol and increased imports by third parties;
o	naphtha (R$ 1,084 million), due to the reduction of sales to Braskem; and
o	diesel (R$ 938 million), due to the placement of products by importers.
•	increase in export revenues (R$ 1,952 million), due to higher prices, accompanying the increase in international prices, partially offset by the reduction in the volume of exported oil; and
•	increase in revenues with international activities, (R$ 1,703 million), reflecting the higher international prices.

Cost of sales were R$ 47,688 million, R$ 3,109 million lower than 1Q-2017:

•	higher production taxes, influenced by the increase in international commodity prices;
•	higher expenditures on oil imports due to its higher share in the processed feedstock, despite the lower volumes traded;
•	increased costs associated with activities abroad, reflecting higher international prices; and
•	lower expenses with imports of oil products, especially naphta and gasoline, due to the reduction in domestic sales of oil products.

Selling expenses were R$ 4,128 million, a 73%, influenced by the increase in logistical expenses due to the use of gas pipelines since the sale of NTS in the 2Q-2017 (R$1,036 million), due to the higher expected credit losses related to the electric sector (R$ 517 million).

General and administrative expenses were R$ 2,142 million, a 7% decrease, mainly due to lower third-party service expenses, mainly related to administrative services.

Exploration costs were R$ 442 million, a 49% increase, mainly due to provisions related to contractual penalties of local content (R$ 118 million).

Tax expenses were R$ 481 million, 65% increase because of the adhesion to the state amnesty programs of ICMS debits.

Other operating expenses of R$ 1,270 million, a 67% decrease, mainly due to:

•

net gains from the sale and write-off of assets in the amount of R$ 3,261 million, mainly due to the sale of Lapa and Iara (R$ 2,236 million) and recognition of the contingent portion of Carcará (R$ 987 million);

•	revenue from contractual fines for the non-liquidation of Liquigás (R$ 286 million); and
•	negative variation in market value of put options contracted to protect the price of part of oil production (R$ 705 million).

Net finance expense was R$ 7,246 million, a 7% decrease due to:

•	a reduction of R$ 263 million in net financial expenses, especially:
✓	decrease in financing expenses (R$ 634 million), due to prepayments;
✓	increase in revenues from financial investments (R$ 105 million); and
✓	higher costs of repurchasing of global notes in the capital market (R$ 531 million).

•	a negative monetary and exchange rate variation of R$ 246 million due to:
✓

positive exchange variation of R$ 174 million due to a 0.5% depreciation of the Brazilian Real on the average active exposure in US dollars, compared to the negative exchange variation of R$ 199 million due to the 2.8% appreciation of the Brazilian real over passive exposure average in dollar in the previous year (R$ 373 million);

✓

positive exchange variation of R$ 157 million due to the 3.7% depreciation of the US dollar on the net asset exposure in sterling, compared to the negative exchange variation of R$ 64 million due to the 1.2% depreciation on the net passive exposure in the previous year (R $ 221 million)

✓

negative exchange variation of R$ 357 million due to depreciation of 2.4% of dollar on the net passive exposure in euros, compared to the negative exchange variation of R$ 297 million due to the depreciation of 1.4% over the net passive exposure in euro in the previous year (R$ 60 million); and

✓	greater reclassification of the accumulated exchange variation in shareholders' equity to income from the realization of hedged exports under hedge accounting (R$ 226 million).

Positive result of participation in investments of R$ 511 million, 17% lower, basically reflecting the result in participations in the petrochemical sector.

Income tax and social contribution expenses of R$ 3,955 million, R$ 1,635 million higher than 1Q-2017, due to the improved result in the period (see note 19.5 of the Quarterly Information).

The negative result with non-controlling shareholders was R$ 194 million, mainly reflecting the effect of the depreciation of the real on the dollar denominated debt of structured entities, partially offset by the positive result of BR Distribuidora.

ADDITIONAL INFORMATION

7. Results of Operations of 1Q-2018 compared to 4Q-2017:

Sales revenues of R$ 74,461 million, a 3% decrease when compared to the 4Q-2017, mainly due to:

•	A decrease in domestic revenues (R$ 5,947 million), mainly as a result of:
✓	lower sales of oil products (R$ 3,369 million), due to the seasonality of the strongest economic activity in the 4Q-2017, with emphasis on gasoline (R$ 1,198 million) and diesel (R$ 1,184 million);
✓	lower electric energy revenues (R$ 2,132 million), due to lower difference settlement price; and
✓

higher average prices of oil products (R$ 1,485 million), largely due to revisions in the prices of gasoline (R$ 476 million) and diesel (R$ 428 million), following the fluctuation of international prices.

•	Increase in export revenues (R$ 3,450 million), due to higher volumes exported and prices, accompanying the increase in international prices.

Cost of sales of R$ 47,688 million decreased 7% compared to the 4Q-2017 reflecting:

•	Lower electric energy expenses, due to lower difference settlement price;
•

Reduction of expenses with crude oil and oil products imports due to the greater participation of domestic oil processed in the refineries and the reduction of the volume of sales of oil products in the domestic market;

•	Lower expenses with imports of natural gas, reflecting the lower LNG and bolivian gas share of the sales mix; and
•	Higher production taxes, reflecting higher international prices;

Sales expenses of R$ 4,128 million, 3% higher than the 4Q-2017, due to higher logistics costs as a consequence of the increase in exports, offset by the lower sales of oil products in the domestic market.

General and administrative expenses of R$ 2,142 million, 8% lower than in 4Q-2017, reflecting lower expenses with administrative services rendered by third parties.

Exploration costs of R$ 442 million, 55% lower than in 4Q-2017, due to lower provision for contractual penalties of local content (R$ 368 million).

Tax expenses of R$ 481 million, 69% lower than in 4Q-2017, due to the adhesion to the installment program related to IRRF on remittances abroad in 4Q-2017 (R$ 1,048 million).

Other operating expenses of R$ 1,270 million, R$ 15,957 million lower than 4Q-2017, with highlights to:

•	Effect of the agreement to finish the Class Action in the United States in the 4Q-2017 (R$ 11,198 million);
•

Net gains from the sale and write-off of assets in the amount of R$ 3,261 million, mainly due to the sale of Lapa and Iara (R$ 2,236 million) and recognition of the contingent portion of Carcará (R$ 987 million);

•	Impairment of assets of R$ 58 million, R$ 3,453 million lower than 4Q-2017 (R$ 3,511 million);
•	Revenue from contractual fines for the non-liquidation of Liquigás (R$ 286 million);
•	Negative variation in market value of put options contracted to protect the price of part of oil production (R$ 705 million); and
•	Reversal of expenses related to the dismantling of wells and projects in 4Q-2017 (R$ 1,093 million).

Net finance expense of R$ 7,246 million, a 5% decrease compared to the 4Q-2017, due to:

•	Decreased finance expenses in R$ 207 million, with highlights to:
✓	reduction of the charge due to the adhesion to the IRRF installment program on remittances abroad (R$ 675 million);
✓	reduction of domestic financing expenses due to prepayments of debts (R$ 223 million);
✓	increase in revenues from financial investments (R$ 73 million); and
✓	higher costs with repurchase of global notes in the capital market (R$ 1,356 million).

•	Lower foreign exchange and inflation indexation charges in R$ 145 million, generated by:
✓

positive exchange variation of R$ 174 million due to the depreciation of 0.5% of the real against the average active exposure in US dollars, compared to the negative exchange variation of R$ 202 million due to the depreciation of 4.4% of the real on the exposure liabilities in US dollars in 4Q-2017 (R$ 376 million);

✓	greater depreciation of the US dollar on net asset exposure in pounds compared to 4Q-2017 (R$ 40 million);
✓	lower reclassification of the negative exchange variation accumulated in stockholders' equity to income from realization of hedged exports under hedge accounting (R$ 31 million); and
✓	greater depreciation of the dollar on the net passive exposure in euros, compared to 4Q-2017 (R$ 141 million); and
✓	lower revenues from other monetary and exchange rate adjustments (R$ 172 million)

Income tax expense and social contribution of R$ 3,955 million, R$ 7,111 million higher than 4Q-2017, mainly. due to the better result in the period (see note 19.5 to the Quarterly Information).

FINANCIAL STATEMENTS

Income Statement - Consolidated

	R$ million
	Jan-Mar
	2018	2017	4Q-2017
Sales revenues	74,461	68,365	76,512
Cost of sales	(47,688)	(44,579)	(51,309)
Gross profit	26,773	23,786	25,203

Selling expenses	(4,128)	(2,390)	(3,994)
General and administrative expenses	(2,142)	(2,307)	(2,335)
Exploration costs	(442)	(296)	(993)
Research and development expenses	(495)	(337)	(520)
Other taxes	(481)	(291)	(1,548)
Other income and expenses, net*	(1,270)	(3,895)	(17,227)
	(8,958)	(9,516)	(26,617)
Operating income (loss)	17,815	14,270	(1,414)
Finance income	1,101	933	612
Finance expenses	(5,850)	(5,945)	(5,568)
Foreign exchange and inflation indexation charges	(2,497)	(2,743)	(2,642)
Net finance income (expense)	(7,246)	(7,755)	(7,598)
Share of earnings in equity-accounted investments	511	612	484
Income (loss) before income taxes	11,080	7,127	(8,528)
Income taxes	(3,955)	(2,320)	3,156
Net income (loss)	7,125	4,807	(5,372)
Net income (loss) attributable to:
Shareholders of Petrobras	6,961	4,449	(5,477)
Non-controlling interests	164	358	105
	7,125	4,807	(5,372)

* Includes impairment (expenses of R$ 58 million in 1Q-2018, reversal of R$ 21 million in 1Q-2017 and expenses of R$ 3,511 million in 4Q-2017).

Statement of Financial Position – Consolidated

ASSETS	R$ million
	03.31.2018	12.31.2017
Current assets	145,412	155,909
Cash and cash equivalents	66,362	74,494
Marketable securities	3,905	6,237
Trade and other receivables, net	15,631	16,446
Inventories	29,361	28,081
Recoverable taxes	8,334	8,062
Assets classified as held for sale	11,646	17,592
Other current assets	10,173	4,997
Non-current assets	678,741	675,606
Long-term receivables	72,314	70,955
Trade and other receivables, net	16,124	17,120
Marketable securities	211	211
Judicial deposits	20,274	18,465
Deferred taxes	11,484	11,373
Other tax assets	10,071	10,171
Advances to suppliers	3,280	3,413
Other non-current assets	10,870	10,202
Investments	12,674	12,554
Property, plant and equipment	585,947	584,357
Intangible assets	7,806	7,740
Total assets	824,153	831,515

LIABILITIES	R$ million
	03.31.2018	12.31.2017
Current liabilities	78,116	82,535
Trade payables	18,027	19,077
Finance debt and Finance lease obligations	15,474	23,244
Taxes payable	15,740	16,036
Employee compensation (payroll, profit-sharing and related charges)	4,920	4,331
Pension and medical benefits	2,982	2,791
Provisions for legal proceedings	10,776	7,463
Liabilities associated with assets classified as held for sale	493	1,295
Other current liabilities	9,704	8,298
Non-current liabilities	468,284	479,371
Finance debt and Finance lease obligations	325,505	338,239
Taxes payable	2,249	2,219
Deferred taxes	5,608	3,956
Pension and medical benefits	70,609	69,421
Provisions for legal proceedings	13,207	15,778
Provision for decommissioning costs	47,133	46,785
Other non-current liabilities	3,973	2,973
Shareholders' equity	277,753	269,609
Share capital	205,432	205,432
Profit reserves and others	66,531	58,553
Non-controlling interests	5,790	5,624
Total liabilities and shareholders' equity	824,153	831,515

Statement of Cash Flows Data – Consolidated

	R$ million
	Jan-Mar
	2018	2017	4Q-2017
Net income (loss)	7,125	4,807	(5,372)
(+) Adjustments for:	15,093	18,418	24,939
Pension and medical benefits (actuarial expense)	1,943	2,177	2,177
Share of earnings in equity-accounted investments	(511)	(612)	(484)
Depreciation, depletion and amortization	11,057	10,766	10,445
Impairment	58	(21)	3,511
Inventory write-downs to net realizable value (market value)	60	71	(5)
Allowance (reversals) for impairment of trade and others receivables	443	(6)	238
Exploration expenditures writen-off	26	24	178
(Gains) / losses on disposal / write-offs of non-current assets	(3,261)	123	444
Foreign exchange and inflation indexation and finance charges	8,614	7,854	7,159
Deferred income taxes, net	633	1,494	(3,249)
Revision and unwinding of discount on the provision for decommissioning costs	594	603	(482)
Reclassification of cumulative translation adjustment - CTA	−	185	−
Provision for the Class Action agreements			11,198
Trade and other receivables, net	1,810	1,513	(664)
Inventories	(1,142)	1,214	(2,107)
Judicial deposits	(1,712)	(951)	(3,543)
Trade payables	(1,357)	(3,290)	66
Taxes payable	1,933	300	2,238
Pension and medical benefits	(662)	(491)	(971)
Income tax and social contribution paid	(1,469)	(264)	(417)
Other assets and liabilities	(1,964)	(2,271)	(793)
(=) Net cash provided by (used in) operating activities	22,218	23,225	19,567
(-) Net cash provided by (used in) investing activities	638	(8,262)	(12,308)
Capital expenditures and investments in operating segments	(9,225)	(9,857)	(12,959)
Proceeds from disposal of assets (divestment)	7,502	1,873	449
Investments in marketable securities	2,361	(278)	202
(=) Net cash flow provided by operating and investing activities	22,856	14,963	7,259
(-) Net cash provided by (used in) financing activities	(30,486)	(21,360)	(9,865)
Proceeds from long-term financing	19,258	13,028	14,385
Repayment of principal	(43,861)	(29,006)	(24,449)
Repayment of interest	(6,004)	(5,252)	(4,911)
Dividends paid to non-controlling interest	−	−	(59)
Acquisition of non-controlling interest	121	(130)	263
Proceeds from sale of interest without loss of control	−	−	4,906
Effect of exchange rate changes on cash and cash equivalents	(502)	(1,837)	2,669
(=) Net increase (decrease) in cash and cash equivalents in the period	(8,132)	(8,234)	63
Cash and cash equivalents at the beginning of period	74,494	69,108	74,431
Cash and cash equivalents at the end of period	66,362	60,874	74,494

SEGMENT INFORMATION

Consolidated Income Statement by Segment –1Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	40,708	55,329	9,198	220	23,416	−	(54,410)	74,461
Intersegments	39,014	12,123	2,757	202	314	−	(54,410)	−
Third parties	1,694	43,206	6,441	18	23,102	−	−	74,461
Cost of sales	(24,088)	(49,157)	(5,833)	(207)	(21,845)	−	53,442	(47,688)
Gross profit	16,620	6,172	3,365	13	1,571	−	(968)	26,773
Expenses	850	(2,368)	(2,574)	(21)	(1,029)	(3,781)	(35)	(8,958)
Selling expenses	(69)	(1,443)	(1,837)	(1)	(755)	4	(27)	(4,128)
General and administrative expenses	(250)	(343)	(122)	(15)	(200)	(1,212)	−	(2,142)
Exploration costs	(442)	−	−	−	−	−	−	(442)
Research and development expenses	(335)	(10)	(13)	−	(1)	(136)	−	(495)
Other taxes	(164)	(80)	(35)	(4)	(22)	(176)	−	(481)
Other income and expenses, net	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)
Operating income (loss)	17,470	3,804	791	(8)	542	(3,781)	(1,003)	17,815
Net finance income (expense)	−	−	−	−	−	(7,246)	−	(7,246)
Share of earnings in equity-accounted investments	1	440	75	(5)	−	−	−	511
Income (loss) before income taxes	17,471	4,244	866	(13)	542	(11,027)	(1,003)	11,080
Income taxes	(5,940)	(1,293)	(269)	2	(184)	3,387	342	(3,955)
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net income (loss) attributable to:
Shareholders of Petrobras	11,536	3,056	481	(11)	271	(7,711)	(661)	6,961
Non-controlling interests	(5)	(105)	116	−	87	71	−	164
	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125

Consolidated Income Statement by Segment – 1Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	33,251	53,929	7,703	163	20,912	−	(47,593)	68,365
Intersegments	32,131	12,763	2,214	157	328	−	(47,593)	−
Third parties	1,120	41,166	5,489	6	20,584	−	−	68,365
Cost of sales	(21,430)	(46,551)	(5,260)	(178)	(19,369)	−	48,209	(44,579)
Gross profit	11,821	7,378	2,443	(15)	1,543	−	616	23,786
Expenses	(1,933)	(2,122)	(888)	5	(985)	(3,654)	61	(9,516)
Selling expenses	(103)	(1,377)	(235)	(2)	(748)	7	68	(2,390)
General and administrative expenses	(245)	(367)	(168)	(23)	(215)	(1,289)	−	(2,307)
Exploration costs	(296)	−	−	−	−	−	−	(296)
Research and development expenses	(162)	(10)	(13)	−	−	(152)	−	(337)
Other taxes	(34)	(57)	(62)	(9)	(19)	(110)	−	(291)
Other income and expenses, net	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)
Operating income (loss)	9,888	5,256	1,555	(10)	558	(3,654)	677	14,270
Net finance income (expense)	−	−	−	−	−	(7,755)	−	(7,755)
Share of earnings in equity-accounted investments	34	543	89	(55)	−	1	−	612
Income (loss) before income taxes	9,922	5,799	1,644	(65)	558	(11,408)	677	7,127
Income taxes	(3,362)	(1,787)	(529)	3	(189)	3,774	(230)	(2,320)
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net income (loss) attributable to:
Shareholders of Petrobras	6,500	4,060	1,021	(62)	369	(7,886)	447	4,449
Non-controlling interests	60	(48)	94	−	−	252	−	358
	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807

Consolidated Income Statement by Segment –1Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	40,708	55,329	9,198	220	23,416	−	(54,410)	74,461
Intersegments	39,014	12,123	2,757	202	314	−	(54,410)	−
Third parties	1,694	43,206	6,441	18	23,102	−	−	74,461
Cost of sales	(24,088)	(49,157)	(5,833)	(207)	(21,845)	−	53,442	(47,688)
Gross profit	16,620	6,172	3,365	13	1,571	−	(968)	26,773
Expenses	850	(2,368)	(2,574)	(21)	(1,029)	(3,781)	(35)	(8,958)
Selling expenses	(69)	(1,443)	(1,837)	(1)	(755)	4	(27)	(4,128)
General and administrative expenses	(250)	(343)	(122)	(15)	(200)	(1,212)	−	(2,142)
Exploration costs	(442)	−	−	−	−	−	−	(442)
Research and development expenses	(335)	(10)	(13)	−	(1)	(136)	−	(495)
Other taxes	(164)	(80)	(35)	(4)	(22)	(176)	−	(481)
Other income and expenses, net	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)
Operating income (loss)	17,470	3,804	791	(8)	542	(3,781)	(1,003)	17,815
Net finance income (expense)	−	−	−	−	−	(7,246)	−	(7,246)
Share of earnings in equity-accounted investments	1	440	75	(5)	−	−	−	511
Income (loss) before income taxes	17,471	4,244	866	(13)	542	(11,027)	(1,003)	11,080
Income taxes	(5,940)	(1,293)	(269)	2	(184)	3,387	342	(3,955)
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net income (loss) attributable to:
Shareholders of Petrobras	11,536	3,056	481	(11)	271	(7,711)	(661)	6,961
Non-controlling interests	(5)	(105)	116	−	87	71	−	164
	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125

Consolidated Income Statement by Segment – 4Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	37,154	56,221	11,456	187	24,136	−	(52,642)	76,512
Intersegments	35,843	13,587	2,680	175	357	−	(52,642)	−
Third parties	1,311	42,634	8,776	12	23,779	−	−	76,512
Cost of sales	(23,941)	(46,921)	(7,894)	(187)	(22,274)	−	49,908	(51,309)
Gross profit	13,213	9,300	3,562	−	1,862	−	(2,734)	25,203
Expenses	(3,019)	(4,727)	(3,804)	(38)	(1,145)	(13,945)	61	(26,617)
Selling expenses	(87)	(1,383)	(1,799)	(1)	(797)	5	68	(3,994)
General and administrative expenses	(285)	(365)	(118)	(14)	(227)	(1,326)	−	(2,335)
Exploration costs	(993)	−	−	−	−	−	−	(993)
Research and development expenses	(270)	(13)	(14)	−	(1)	(222)	−	(520)
Other taxes	(1,404)	(317)	(102)	(3)	(12)	290	−	(1,548)
Other income and expenses, net	20	(2,649)	(1,771)	(20)	(108)	(12,692)	(7)	(17,227)
Operating income (loss)	10,194	4,573	(242)	(38)	717	(13,945)	(2,673)	(1,414)
Net finance income (expense)	−	−	−	−	−	(7,598)	−	(7,598)
Share of earnings in equity-accounted investments	183	214	84	(5)	8	−	−	484
Income (loss) before income taxes	10,377	4,787	(158)	(43)	725	(21,543)	(2,673)	(8,528)
Income taxes	(3,466)	(1,554)	81	13	(243)	7,416	909	3,156
Net income (loss)	6,911	3,233	(77)	(30)	482	(14,127)	(1,764)	(5,372)
Net income (loss) attributable to:
Shareholders of Petrobras	6,828	3,337	(176)	(30)	452	(14,124)	(1,764)	(5,477)
Non-controlling interests	83	(104)	99	−	30	(3)	−	105
	6,911	3,233	(77)	(30)	482	(14,127)	(1,764)	(5,372)

Other Income (Expenses) by Segment – 1Q-2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,351)	−	(1,351)
(Losses)/gains on legal, administrative and arbitral proceedings	(80)	(163)	(381)	−	(78)	(570)	−	(1,272)
Unscheduled stoppages and pre-operating expenses	(652)	(19)	(102)	−	−	(2)	−	(775)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(705)	−	(705)
Profit Share	(192)	(93)	(17)	−	−	(149)	−	(451)
Institutional relations and cultural projects	−	(2)	−	−	(8)	(103)	−	(113)
Operating expenses with thermoeletric plants	−	−	(82)	−	−	−	−	(82)
Expenses with Health, safety and environment	(40)	(14)	(1)	−	−	(25)	−	(80)
Impairment of assets	−	(57)	(1)	−	−	−	−	(58)
Voluntary Separation Incentive Plan - PIDV	(2)	1	−	−	(22)	−	−	(23)
Provision for doubtful receivables	(6)	(2)	4	−	−	(18)	−	(22)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	1	−	1
Cumulative Translation Adjustment - CTA	−	−	−	−	−	−	−	−
(Expenditures)/reimbursements from operations in E&P partnerships	181	−	−	−	−	−	−	181
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects (*)	3,084	(2)	24	−	1	154	−	3,261
Others	(183)	(141)	(11)	(1)	56	507	(8)	219
	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)

Other Income (Expenses) by Segment – 1Q-2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
(Losses)/gains on legal, administrative and arbitral proceedings	(98)	(137)	(719)	(1)	(80)	(220)	−	(1,255)
Unscheduled stoppages and pre-operating expenses	(1,297)	(27)	(34)	−	−	(1)	−	(1,359)
Profit Share	(107)	(54)	(11)	−	−	(106)	−	(278)
Institutional relations and cultural projects	(1)	(1)	−	−	(20)	(138)	−	(160)
Operating expenses with thermoeletric plants	−	−	(75)	−	−	−	−	(75)
Expenses with Health, safety and environment	(6)	2	(2)	−	−	(36)	−	(42)
Impairment of assets	−	21	−	−	−	−	−	21
Voluntary Separation Incentive Plan - PIDV	118	(86)	179	−	21	43	−	275
Provision for doubtful receivables	(83)	(19)	(1)	−	−	(8)	−	(111)
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	−	−	−	−
Cumulative Translation Adjustment - CTA	−	−	−	−	−	(116)	−	(116)
(Expenditures)/reimbursements from operations in E&P partnerships	290	−	−	−	−	−	−	290
Gains / (losses) on disposal/write-offs of assets; returned areas and cancelled projects*	(63)	(78)	3	9	4	2	−	(123)
Others	154	68	250	31	72	(1)	(7)	567
	(1,093)	(311)	(410)	39	(3)	(2,110)	(7)	(3,895)

Other Income (Expenses) by Segment – 4Q-2017

R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Provision for Class Action agreement	−	−	−	−	−	(11,198)	−	(11,198)
Pension and medical benefits	−	−	−	−	−	(1,529)	−	(1,529)
(Losses)/gains on legal, administrative and arbitral proceedings	(45)	(66)	(44)	1	(15)	46	−	(123)
Unscheduled stoppages and pre-operating expenses	(1,180)	(32)	(94)	−	−	(1)	−	(1,307)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	−	−	−
Profit share	(59)	(63)	(10)	(1)	(9)	(31)	−	(173)
Institutional relations and cultural projects	−	(2)	−	−	(67)	(276)	−	(345)
Operating expenses with thermoeletric plants	−	−	(36)	−	−	−	−	(36)
Expenses with Health, safety and environment	(19)	(16)	(2)	−	−	(28)	−	(65)
Impairment of assets	142	(2,185)	(1,445)	(23)	−	−	−	(3,511)
Voluntary Separation Incentive Plan - PIDV	−	1	−	−	1	(1)	−	1
Provision for doubtful receivables	385	(62)	(6)	(3)	−	(106)	−	208
Reimbursment of expenses regarding "Car Wash" operation	−	−	−	−	5	655	−	660
Cumulative Translation Adjustment – CTA	−	−	−	−	−	−	−	−
Remeasurement of remaining interests at fair value	−	−	−	−	−	−	−	−
Gains/(losses) on decommissioning of returned/abandoned areas	1,093	−	−	−	−	−	−	1,093
(Expenditures)/Reimbursements from operations in E&P partnerships	326	−	−	−	−	−	−	326
Gains/(losses) on disposal/write-offs of assets; returned areas and cancelled projects*	52	(280)	21	−	(42)	(195)	−	(444)
Others	(675)	56	(155)	6	19	(28)	(7)	(784)
	20	(2,649)	(1,771)	(20)	(108)	(12,692)	(7)	(17,227)

* Includes returned areas, cancelled projects and gains on the divestment.

Consolidated Assets by Segment – 03.31.2018

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	480,342	166,685	57,889	645	19,630	117,034	(18,072)	824,153
Current assets	23,844	39,527	5,186	210	9,222	84,675	(17,252)	145,412
Non-current assets	456,498	127,158	52,703	435	10,408	32,359	(820)	678,741
Long-term receivables	26,102	11,031	5,188	11	3,558	27,091	(667)	72,314
Investments	4,090	5,497	2,931	134	3	19	−	12,674
Property, plant and equipment	421,343	109,969	43,637	290	6,123	4,738	(153)	585,947
Operating assets	305,633	96,108	34,532	277	5,336	3,938	(153)	445,671
Assets under construction	115,710	13,861	9,105	13	787	800	−	140,276
Intangible assets	4,963	661	947	−	724	511	−	7,806

Consolidated Assets by Segment – 12.31.2017

	R$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Assets under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2018

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net finance income (expense)	−	−	−	−	−	7,246	−	7,246
Income taxes	5,940	1,293	269	(2)	184	(3,387)	(342)	3,955
Depreciation, depletion and amortization	8,273	1,997	548	4	119	116	−	11,057
EBITDA	25,744	6,241	1,414	(9)	661	(3,665)	(1,003)	29,383
Share of earnings in equity-accounted investments	(1)	(440)	(75)	5	−	−	−	(511)
Impairment losses / (reversals)	−	57	1	−	−	−	−	58
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	(3,084)	2	(24)	−	(1)	(154)	−	(3,261)
Adjusted EBITDA*	22,659	5,860	1,316	(4)	660	(3,819)	(1,003)	25,669

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,560	4,012	1,115	(62)	369	(7,634)	447	4,807
Net finance income (expense)	−	−	−	−	−	7,755	−	7,755
Income taxes	3,362	1,787	529	(3)	189	(3,774)	230	2,320
Depreciation, depletion and amortization	7,879	1,910	704	3	125	145	−	10,766
EBITDA	17,801	7,709	2,348	(62)	683	(3,508)	677	25,648
Share of earnings in equity-accounted investments	(34)	(543)	(89)	55	−	(1)	−	(612)
Impairment losses / (reversals)	−	(21)	−	−	−	−	−	(21)
Realization of cumulative translation adjustment	−	−	−	−	−	116	−	116
Gains / (losses) on disposal / write-offs of assets**	63	78	(3)	(9)	(4)	(2)	−	123
Adjusted EBITDA*	17,830	7,223	2,256	(16)	679	(3,395)	677	25,254

Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q-2017

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	6,911	3,233	(77)	(30)	482	(14,127)	(1,764)	(5,372)
Net finance income (expense)	−	−	−	−	−	7,598	−	7,598
Income taxes	3,466	1,554	(81)	(13)	243	(7,416)	(909)	(3,156)
Depreciation, depletion and amortization	7,867	1,747	575	−	122	134	−	10,445
EBITDA	18,244	6,534	417	(43)	847	(13,811)	(2,673)	9,515
Share of earnings in equity-accounted investments	(183)	(214)	(84)	5	(8)	−	−	(484)
Impairment losses / (reversals)	(142)	2,185	1,445	23	−	−	−	3,511
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets**	(52)	280	(21)	−	42	195	−	444
Adjusted EBITDA*	17,867	8,785	1,757	(15)	881	(13,616)	(2,673)	12,986

* See definitions of Adjusted EBITDA in glossary.

** Includes the accounts of gains / losses on disposal of assets and gains / losses at remeasurement of remaining interests at fair value.

Glossary

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Feedstock processed – Brazil – Daily volume of crude oil and NGL processed.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin – Gross profit over sales revenues.

Jet fuel –Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG – Liquified natural gas.

LPG – Liquified crude oil gas.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.  On March 31st, 2018, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

Net Margin – Net income (loss) over sales revenues.

NGL – Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - operating income (loss) over sales revenues.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer